EXHIBIT 4.13

UNSECURED PROMISSORY NOTE

$334,072.60	New York, New York June 22, 2010 (the “Note Date”)

FOR VALUE RECEIVED, AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC., a Maryland corporation , both having an address at 405 Park Avenue, 15th Floor, New York, New York 10022 (“Obligor”) promises to pay to the order of PHILIP R. CARTER, having an address at 188 East 78th Street, New York, New York 10075 (with its successors and assigns, “Payee”) the principal sum of $334,072.60 (the “Note Amount”), or so much of the Note Amount as remains outstanding, with interest as this Note provides, as follows:

1.           Interest. So long as Obligor makes all payments under this Note when due, no interest shall be due or payable under this Note.  Nothing in the previous sentence limits Obligor’s obligation to pay interest after any Event of Default or Acceleration.

2.           Amortization.  Obligor shall repay the principal amount of this Note in three equal installments on each of the following dates (a “Payment Date”), as follows:

(i)	On July 22, 2010, the sum of $111,357.53;

(ii)	On August 22, 2010, the sum of $111,357.53; and

(iii)	On September 22, 2010, the sum of $111,357.54.

3.           Maturity and Acceleration.  Obligor shall repay the entire unpaid principal balance of this Note without notice (an “Acceleration” of this Note) if on any Payment Date Obligor fails to make the payment required on such Payment Date within five (5) days after notice of such failure from Payee, TIME BEING OF THE ESSENCE (an “Event of Default”).  From and after the date of any Acceleration, the outstanding principal amount due and payable under this Note, together with all late charges, costs, expenses, attorneys’ fees, and other sums then due under this Note (collectively, the “Obligations”) shall bear interest at the rate of one percent (1%) per month, compounded monthly (the “Default Rate”) until such time as such Event of Default has been cured.

4.           Prepayment.  Obligor may prepay this Note at any time, in whole or in part, without notice, penalty, premium or discount.

5.           Payments.  Obligor shall pay all Obligations in lawful money of the United States in immediately available funds, free and clear of, and without deduction or offset for, any present or future taxes, levies, imposts, charges, withholdings, or liabilities with respect thereto; or any other defenses, offsets, set-offs, claims, counterclaims, credits, or deductions of any kind. Obligor’s obligations under this Note are completely independent of all circumstances whatsoever.  The parties acknowledge that Payee accepted this Note in connection with the closing under that certain Agreement for Purchase and Sale of Real Property, dated as of January 21, 2010 (the “Contract”) between an affiliate of Obligor, American Realty Capital II, LLC and Urban Development Partners (61), LLC.  This Note is, however, absolutely independent of the following (collectively, the “Contract Matters”):  the Contract, the real property conveyed pursuant to the Contract, and any claims, defenses, or disputes that may arise under the Contract, whether or not valid.  Obligor acknowledges that any Contract Matters shall not entitle Obligor to reduce, defer, limit, or offset against any payment this Note requires. Obligor is absolutely, irrevocably and unconditionally obligated to pay this Note in accordance with its terms notwithstanding any Contract Matters or otherwise.

6.           No Security, Joint and Several.  This Note is not secured.  This Note represents the personal unsecured obligation of Obligor. Obligor shall have full personal liability under this Note.  Payee may enforce this Note against Obligor directly with no obligation to pursue any other person.

7.           Usury Savings.  Nothing in this Note shall require Obligor to pay or permit Payee to collect from Obligor interest exceeding the maximum amount permitted by law in commercial loan transactions between parties of the character of the parties to this Note.  Obligor shall not be obligated to pay any interest in excess of such maximum amount.  The interest payable under this Note by Obligor shall in no event exceed such maximum amount.

8.           Event of Default.  If any uncured Event of Default exists, then with no further notice to Obligor, Obligor shall pay Payee’s costs of collection, including reasonable attorneys’ fees and expenses, whether or not Payee files suit.  The Default Rate shall apply both before and after Payee obtains any judgment on this Note.

9.           Late Charge.  If any payment this Note requires becomes more than five (5) days overdue, then without limiting Payee’s other remedies, Obligor shall immediately pay Payee a late charge of 5% of the overdue amount, not to be applied to principal or interest, but as liquidated damages for Payee’s costs because of Obligor’s failure to make prompt payment.  The previous sentence does not limit Payee’s rights on account of any Acceleration.

10.         Notices.  Any notices under this Note shall be given by personal delivery or by nationally recognized overnight courier service.  Notices shall be effective upon receipt or upon affirmative refusal to accept delivery.

11.         Waivers.  Obligor and any endorsers and guarantors of this Note, and all others who may become liable for all or any part of the obligations evidenced by this Note, severally waive presentment for payment, protest, notice of protest, dishonor, notice of dishonor, demand, notice of non-payment, and the benefit of all statutes, ordinances, judicial rulings, and other legal principles of any kind, now or hereafter enacted or in force, affording any right of cure or any right to a stay of execution or extension of time for payment or exempting any property of such person from levy and sale upon execution of any judgment obtained by the holder in respect of this Note.  THE PARTIES WAIVE JURY TRIAL IN ANY ACTION TO ENFORCE OR INTERPRET, OR OTHERWISE ARISING FROM, THIS NOTE OR THE SECURITY INSTRUMENT.

12.         GOVERNING LAW.  THIS NOTE AND THE PARTIES’ RIGHTS UNDER THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK NOTWITHSTANDING ANY PRINCIPLES OF CONFLICTS OF LAW.

13.         Severability.  If any provision of this Note is invalid or unenforceable, then the other provisions shall remain in full force and effect and shall be liberally construed in favor of Payee.

14.         Further Assurances.  Obligor shall execute, acknowledge, and deliver to Payee such additional documentation as Payee shall reasonably require to further evidence and confirm the Obligations and this Note.

[End of text this page]

Obligor has executed and delivered this Note as of the Note Date.

AMERICAN REALTY CAPITAL NEW YORK
RECOVERY IT, INC., a Maryland corporation

By:	/s/ William M. Kahane
William M. Kahane, President

State of New York

County of New York

On the 21st day of June in the year 2010 before me, the undersigned, personally appeared William M. Kahane, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Julie Oberhand
Signature and Office of Individual taking acknowledgement

JULIE OBERHAND
Notary Public, State of New York
No.  01OB6219862
Qualified In Queens County
Commission Expires April 5, 2014